SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ENERGY PARTNERS, LTD. (Issuer)

(Name of Subject Company (Issuer))

ENERGY PARTNERS, LTD. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

29270U105

(CUSIP Number of Class of Securities)

John H. Peper

Executive Vice President, General Counsel

and Corporate Secretary

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, LA 70170

(504) 569-1875

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John Schuster, Esq.

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

(212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$200,100,000	$6,143.07

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 8,700,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $23.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission, equals $30.70 per million of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the

[ ]	statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TABLE OF CONTENTS

		Page
Item 1.	Summary Term Sheet.	4

Item 2.	Subject Company Information.	4

Item 3.	Identity and Background of Filing Person.	4

Item 4.	Terms of the Transaction.	4

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.	5

Item 6.	Purposes of the Transaction and Plans or Proposals.	5

Item 7.	Source and Amount of Funds or Other Consideration.	5

Item 8.	Interest in Securities of the Subject Company.	6

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.	6

Item 10.	Financial Statements.	6

Item 11.	Additional Information.	6

Item 12.	Exhibits.	6

Item 13.	Information Required by Schedule 13E-3.	8

SIGNATURE		9

EXHIBIT INDEX		10

OFFER TO PURCHASE

LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

LETTER TO BROKERS, DEALERS

LETTER TO CLIENTS

SUMMARY ADVERTISEMENT

LETTER TO STOCKHOLDERS

PRESS RELEASE

This Tender Offer Statement on Schedule TO relates to the offer by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”), to purchase for cash up to 8,700,000 shares of its common stock, par value $0.01 per share (the “Shares”), at a price of $23.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2007 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”). The number of Shares to be purchased by EPL includes Shares that may be tendered upon exercise of vested stock options (“Option Shares”) as described in Section 3. As used in this Offer to Purchase, unless otherwise noted, the term “Shares” includes Option Shares. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the Company is Energy Partners, Ltd (“EPL”). The address of the principal executive offices of EPL is 201 St. Charles Avenue, Suite 3400 New Orleans, LA 70170. The telephone number of the principal executive offices of EPL is (504) 569-1875.

(b) Securities. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Energy Partners, Ltd. is the filing person. The Company’s address and telephone number are set forth in Item 2 above.

Item 4.	Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

Summary Term Sheet;

Introduction;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Tender Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditions of the Offer”);

Section 8 (“Source and Amount of Funds”);

Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

Section 13 (“Certain Material United States Federal Income Tax Consequences”); and

Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:

Summary Term Sheet; and

Section 2 (“Purpose of the Tender Offer”).

Except as disclosed in the Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in:

• any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

• any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

• any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

• any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

• any other material change in the Company’s corporate structure or business;

• any class of equity securities of the Company to be delisted from the NYSE;

• any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

• the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

• the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

• any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a); (b) Financial Information; Pro Forma Information. The information set forth in Section 9 of the Offer to Purchase (“Certain Information Concerning EPL”) is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 9 of the Offer to Purchase (“Certain Information Regarding EPL”), Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), Section 11 of the Offer to Purchase (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 26, 2007.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 26, 2007.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 26, 2007.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Summary Advertisement (Wall Street Journal advertisement), dated March 26, 2007.
(a)(5)(B)	Letter from Richard A. Bachmann, Chairman and Chief Executive Officer of Energy Partners, Ltd., to stockholders of Energy Partners, Ltd., dated March 26, 2007.
(a)(5)(C)	Press release, dated March 12, 2007 (incorporated by reference to EPL’s Form 8-K filed March 12, 2007).
(a)(5)(D)	Press release, dated March 26, 2007.
(b)(1)	Commitment Letter, dated as of March 13, 2007, by and among Energy Partners, Ltd., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed March 14, 2007).
(d)(1)	Indenture, dated as of August 5, 2003, among Energy Partners, Ltd., the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to EPL’s Form S-4 filed September 5, 2003 (File No. 333-108540)).
(d)(2)	Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors (incorporated by reference to EPL’s proxy statement on Form 14A filed April 4, 2005 (File No. 001-16179)).

(d)(3)	Purchase and Sale Agreement by and between Ocean Energy, Inc. and Energy Partners, Ltd. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.18, to EPL’s registration statement on Form S-1 (File No. 333-42876)).
(d)(4)	Earnout Agreement dated as of January 15, 2002, by and between Energy Partners, Ltd. and Hall-Houston Oil Company (incorporated by reference to Exhibit 2.5 to EPL’s Form 8-K filed January 22, 2002).
(d)(5)	First Amendment to Earnout Agreement between Energy Partners, Ltd. and Participants effective July 1, 2002 (incorporated by reference to Exhibit 10.1 to EPL’s Form 10-Q filed November 13, 2002).
(d)(6)	Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to EPL’s proxy statement on Form 14A filed March 27, 2002).
(d)(7)	Second Amendment to Earnout Agreement between Energy Partners, Ltd. and Participants effective January 1, 2003 (incorporated by reference to Exhibit 10.12 to EPL’s Form 10-K filed March 9, 2004).
(d)(8)	Purchase and Sale Agreement, dated as of December 16, 2004, between Castex Energy 1995, L.P., Castex Energy, Inc., the Company and EPL of Louisiana, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated December 16, 2004).
(d)(9)	Exploration Agreement, dated as of December 16, 2004, between Castex Energy 1995, L.P., Castex Energy, Inc., the Company and EPL of Louisiana, L.L.C. (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K dated December 16, 2004).
(d)(10)	Offer Letter of Mr. Phillip A. Gobe, dated October 19, 2004 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed October 25, 2004).
(d)(11)	First Amendment to Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of EPL’s Form 10-Q filed August 5, 2004).
(d)(12)	Form of Nonqualified Stock Option Grant under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 10-Q filed August 5, 2004).
(d)(13)	Form of Restricted Share Unit Agreement under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of EPL’s Form 10-Q filed August 5, 2004).
(d)(14)	Energy Partners, Ltd. Change of Control Severance Plan (incorporated by reference to Exhibit 10.2 of the EPL’s Form 8-K filed March 30, 2005).
(d)(15)	Energy Partners, Ltd. Change of Control Severance Agreement (incorporated by reference to Exhibit 10.1 of the EPL’s Form 8-K filed March 30, 2005).
(d)(16)	Form of Performance Share Agreement under the Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 8-K filed March 30, 2005).
(d)(17)	Form of Stock Option Grant under the Energy Partners, Ltd. 2000 Stock Option Plan for Non-employee Directors (incorporated by reference to Exhibit 10.5 of EPL’s Form 10-Q filed August 5, 2004).
(d)(18)	Fifth Amended and Restated Credit Agreement dated June 2, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed June 13, 2006).
(d)(19)	Offer Letter of Mr. Timothy Woodall, dated July 11, 2006 (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed on August 22, 2006).
(d)(20)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed on September 14, 2006).
(d)(21)	Form of First Amendment to Change of Control Severance Agreement (incorporated by reference to Exhibit 10.2 to EPL’s Form 8-K filed on September 14, 2006).
(d)(22)	First Amendment to Energy Partners, Ltd. Change of Control Severance Plan dated September 13, 2006 (incorporated by reference to Exhibit 10.3 to EPL’s Form 8-K filed on September 14, 2006).
(d)(23)	2006 Long Term Stock Incentive Plan (incorporated by reference to EPL’s proxy statement on Form 14A filed April 5, 2006).
(d)(24)	Energy Partners, Ltd. Long Term Stock Incentive Plan Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.25 to EPL’s Form 10-K filed March 1, 2007).

(d)(25)	Energy Partners, Ltd. 2006 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.26 to EPL’s Form 10-K filed March 1, 2007).
(d)(26)	Consent of KPMG LLP.
(d)(27)	Consent of Netherland, Sewell & Associates, Inc.
(d)(28)	Consent of Ryder Scott Company, L.P.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERGY PARTNERS, LTD.

By:	/s/ Timothy R. Woodall
Name: Timothy R. Woodall
Title: Executive Vice President and Chief Financial Officer

Dated: March 26, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 26, 2007.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 26, 2007.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 26, 2007.
(a)(5)(A)	Summary Advertisement (Wall Street Journal advertisement), dated March 26, 2007.
(a)(5)(B)	Letter from Richard A. Bachmann, Chairman and Chief Executive Officer of Energy Partners, Ltd., to stockholders of Energy Partners, Ltd., dated March 26, 2007.
(a)(5)(C)	Press release, dated March 12, 2007 (incorporated by reference to EPL’s Form 8-K filed March 12, 2007).
(a)(5)(D)	Press release, dated March 26, 2007.
(b)(1)	Commitment Letter, dated as of March 13, 2007, by and among Energy Partners, Ltd., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed March 14, 2007).
(d)(1)	Indenture, dated as of August 5, 2003, among Energy Partners, Ltd., the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to EPL’s Form S-4 filed September 5, 2003 (File No. 333-108540)).
(d)(2)	Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors (incorporated by reference to EPL’s proxy statement on Form 14A filed April 4, 2005 (File No. 001-16179)).
(d)(3)	Purchase and Sale Agreement by and between Ocean Energy, Inc. and Energy Partners, Ltd. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.18, to EPL’s registration statement on Form S-1 (File No. 333-42876)).
(d)(4)	Earnout Agreement dated as of January 15, 2002, by and between Energy Partners, Ltd. and Hall-Houston Oil Company (incorporated by reference to Exhibit 2.5 to EPL’s Form 8-K filed January 22, 2002).
(d)(5)	First Amendment to Earnout Agreement between Energy Partners, Ltd. and Participants effective July 1, 2002 (incorporated by reference to Exhibit 10.1 to EPL’s Form 10-Q filed November 13, 2002).
(d)(6)	Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to EPL’s proxy statement on Form 14A filed March 27, 2002).
(d)(7)	Second Amendment to Earnout Agreement between Energy Partners, Ltd. and Participants effective January 1, 2003 (incorporated by reference to Exhibit 10.12 to EPL’s Form 10-K filed March 9, 2004).
(d)(8)	Purchase and Sale Agreement, dated as of December 16, 2004, between Castex Energy 1995, L.P., Castex Energy, Inc., the Company and EPL of Louisiana, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated December 16, 2004).
(d)(9)	Exploration Agreement, dated as of December 16, 2004, between Castex Energy 1995, L.P., Castex Energy, Inc., the Company and EPL of Louisiana, L.L.C. (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K dated December 16, 2004).
(d)(10)	Offer Letter of Mr. Phillip A. Gobe, dated October 19, 2004 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed October 25, 2004).
(d)(11)	First Amendment to Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of EPL’s Form 10-Q filed August 5, 2004).
(d)(12)	Form of Nonqualified Stock Option Grant under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 10-Q filed August 5, 2004).
(d)(13)	Form of Restricted Share Unit Agreement under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of EPL’s Form 10-Q filed August 5, 2004).
(d)(14)	Energy Partners, Ltd. Change of Control Severance Plan (incorporated by reference to Exhibit 10.2 of the EPL’s Form 8-K filed March 30, 2005).

(d)(15)	Energy Partners, Ltd. Change of Control Severance Agreement (incorporated by reference to Exhibit 10.1 of the EPL’s Form 8-K filed March 30, 2005).
(d)(16)	Form of Performance Share Agreement under the Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 8-K filed March 30, 2005).
(d)(17)	Form of Stock Option Grant under the Energy Partners, Ltd. 2000 Stock Option Plan for Non-employee Directors (incorporated by reference to Exhibit 10.5 of EPL’s Form 10-Q filed August 5, 2004).
(d)(18)	Fifth Amended and Restated Credit Agreement dated June 2, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed June 13, 2006).
(d)(19)	Offer Letter of Mr. Timothy Woodall, dated July 11, 2006 (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed on August 22, 2006).
(d)(20)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed on September 14, 2006).
(d)(21)	Form of First Amendment to Change of Control Severance Agreement (incorporated by reference to Exhibit 10.2 to EPL’s Form 8-K filed on September 14, 2006).
(d)(22)	First Amendment to Energy Partners, Ltd. Change of Control Severance Plan dated September 13, 2006 (incorporated by reference to Exhibit 10.3 to EPL’s Form 8-K filed on September 14, 2006).
(d)(23)	2006 Long Term Stock Incentive Plan (incorporated by reference to EPL’s proxy statement on Form 14A filed April 5, 2006).
(d)(24)	Energy Partners, Ltd. Long Term Stock Incentive Plan Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.25 to EPL’s Form 10-K filed March 1, 2007).
(d)(25)	Energy Partners, Ltd. 2006 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.26 to EPL’s Form 10-K filed March 1, 2007).
(d)(26)	Consent of KPMG LLP.
(d)(27)	Consent of Netherland, Sewell & Associates, Inc.
(d)(28)	Consent of Ryder Scott Company, L.P.